Mutual Fund Series Trust

Amendment No. 5 to Agreement and Declaration of Trust

The undersigned Secretary of Mutual Fund Series Trust (the "Trust") hereby certifies that the following resolutions were adopted by the Board of Trustees of the Trust by unanimous written consent action effective as of the 5th day of June, 2017:

> **RESOLVED**, that the Board establishes and designates one new series of the Trust to be known as CCA Aggressive Return Fund, consisting of institutional class shares, such series having such rights and preferences as provided in the Trust's Agreement and Declaration of Trust; and
>
> **FURTHER RESOLVED**, that the investment objective, policies and restrictions of CCA Aggressive Return Fund, as described in its registration statement, as it may be amended by any officer of the Trust (subject to ratification by the Board in the case of any material changes), are approved.

Date: September 1, 2017

Brandon Pokersnik

Brandon M. Pokersnik, Secretary